06015961

RECEIVED
2006 AUG 14 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

tomtom

Second quarter 2006
record number of PNDs shipped
full year guidance reiterated

SUPPL

Second quarter financial highlights

Compared with Q2 2005

- Revenue increased by 141% to € 277 million
- 830,000 portable navigation devices (PNDs) shipped, up 216%
- Stable gross and operating margins of 43% and 23% respectively
- Net profit increased by 73% to € 38 million
- Fully diluted EPS improved by 60% to € 0.32

Compared with Q1 2006

- Revenue increased by 8%
- Gross margin up by 8 percentage points
- Operating margin increased by 3 percentage points
- Net profit increased by 21%

Half year financial highlights

Compared with H1 2005

- Revenue increased by 194% to € 533 million
- 1,593,000 PNDs shipped, up 330%
- Net profit increased by 92% to € 69 million
- Fully diluted EPS improved by 84% to € 0.59

PROCESSED
AUG 14 2006
THOMSON FINANCIAL

Second quarter operational highlights

- PND market continues to grow strongly
- Strong European market leadership continues
- Production volumes of the new GO range now at planned levels, order book is strong
- Number of outlets in North America increased by 2,500 to 11,000
- Increased market share in North America to 27%
- TomTom WORK's European roll out is on track

Outlook 2006

Full year 2006 guidance reiterated: revenues expected to be in the range of €1.1 billion to €1.3 billion and PND unit shipments expected to be between 3.6 million and 3.9 million units. We are targeting a gross margin of around 40% of revenue for the full year.

Key figures

(unaudited) (in € millions)	Q2 '06	Q1 '06	Q2 '05	H1 '06	H1 '05	change
Revenue	277	256	115	533	181	194%
Gross profit	118	89	48	207	79	162%
Gross margin	*43%*	*35%*	*42%*	*39%*	*44%*	
Operating profit	64	50	27	114	45	153%
Operating margin	*23%*	*20%*	*24%*	*21%*	*25%*	
Net profit	38	31	22	69	36	92%
EPS (fully diluted - € per share)	0.32	0.27	0.20	0.59	0.32	84%

* percentages are based on amounts rounded to the nearest million

Financial review

(unaudited)	Q2 '06	Q1 '06	Change	Q2 '05	change
Revenue (in € millions)					
PNDs	257	233	10%	96	168%
PDA/smartphone solutions	8	9	-11%	13	-38%
Other	12	14	-14%	6	100%
Total	**277**	**256**	**8%**	**115**	**141%**
Number of units sold (in 000s)					
PNDs	830	762	9%	263	216%
PDA/smartphone solutions	82	91	-10%	111	-26%
Total	**912**	**853**	**7%**	**374**	**144%**
Average selling price (in €)					
PNDs	310	305	2%	365	-15%
PDA/smartphone solutions	97	104	-7%	114	-15%

* percentages are based on amounts rounded to the nearest million

Revenue

Revenue for the second quarter was €277 million. Revenue was 8% higher than in the first quarter of 2006 (Q1 2006: €256 million) and 141% higher than in the second quarter of 2005 (Q2 2005: €115 million). Revenue from PND sales represented 93% of total revenue in the quarter (Q1 2006: 91%; Q2 2005: 83%). Revenues in Europe represented 89% of total revenue for the quarter (Q1 2006: 92%; Q2 2005: 96%) and revenues from North America 10% of total revenue (Q1 2006: 6%; Q2 2005: 4%).
Revenues from software solutions for PDAs and smartphones were €8 million for the quarter, down from €9 million in Q1 2006.
Other revenues decreased from €14 million in the first quarter of 2006 to €12 million in the second quarter and increased by 100% compared with the second quarter of 2005 (Q2 2005: €6 million).

Volumes and average selling prices

In the quarter we focused on ramping up production and delivery of the new GO range. We shipped a record volume of PNDs but less than we had planned because of the short supply of a specific component which is used in the new GO range. We shipped 830,000 PNDs in the quarter, which was 9% higher than the previous quarter (Q1 2006: 762,000) and 216% up on the second quarter of 2005. The average selling price of PNDs for the quarter was €310 (Q1 2006: €305; Q2 2005: €365) an increase of 2% compared to the previous quarter and a decrease of 15% compared to the second quarter of 2005. The increase in ASP was due to a greater proportion of new products in the product mix in the second quarter compared to the first quarter partially offset by a price reduction on the ONE and by final discounting to clear the retail channel of residual volumes of the old GO range.

Channel inventory

We ended the quarter with channel inventories owned by retailers at a lower level compared to the previous quarter. The lower channel inventories were caused by a supply shortage of the new GO range together with strong sell through of the ONE and the new GO range.

Gross margin

The gross margin for the quarter was 43% (Q1 2006: 35%; Q2 2005: 42%) because of the higher margins of the new GO range compared to the end of life products in the previous quarter. The weakening of the US dollar against the euro by 4% pts in the quarter improved our gross margin by 1.8% pts.

Operating expenses

Operating expenses for the quarter increased by 41% to €54.2 million (Q1 2006: €38.5 million) and increased by 159% compared with the second quarter of 2005 (Q2 2005: €20.9 million). Operating expenses (excluding stock compensation expenses) as a proportion of revenue for the quarter were 17.8% (Q1 2006: 13.2%; Q2 2005: 17.8%).

Research & Development expenses for the quarter increased by 64% to €9.2 million over the first quarter of 2006 (Q1 2006: €5.6 million) and increased by 318% over the second quarter of 2005 (Q2 2005: €2.2 million). They represented 3.3% of revenue up from 2.2% in the previous quarter. The increase in research and development expenses was due to increased levels of investment in new product development and to a one-off charge of €1.5 million relating to the acquisitions of Datafactory, Drivetech and Applied Generics (see note on accounting policies to the financial statements for further details). For the full year we continue to expect R&D costs to be between 2% and 3% of revenue.

Marketing expenses were, as planned, seasonally higher at €25.8 million (Q1 2006: €14.9 million; Q2 2005: €12.1 million) an increase of 73% over the first quarter of 2006 and an increase of 113% over the second quarter of 2005. They represented 9.3% of revenue up from 5.8% in the previous quarter.

Selling, general and administrative (SG&A) expenses for the quarter increased by 8% to €14.2 million compared to the first quarter of 2006 (Q1 2006: €13.2 million) and increased by 129% over the second quarter of 2005 (Q2 2005: €6.2 million). They represented 5.1% of revenue compared with 5.2% in the previous quarter.

Non-cash stock compensation expenses for the quarter increased by 2% to €4.9 million over the first quarter of 2006 (Q1 2006: €4.8 million; Q2 2005: €0.4 million).

Financial income and expenses

Financial income and expenses consisted of an expense of €11.9 million compared to an expense of €4.8 million in the first quarter of 2006 and an income of €5.7 million in the second quarter of 2005. The charge was mainly caused by the weakening of the US dollar against the euro during the quarter. We recorded a charge for forward foreign exchange contracts which matured in the quarter and a further charge to mark-to-market all outstanding unrealised forward foreign exchange contracts at quarter end.

In addition foreign exchange losses arose on the revaluation of British pound and US dollar balances.

The loss on foreign exchange was partly offset by €1.5 million of interest income.

Tax
Income tax decreased by 1% to €14.0 million compared with the first quarter of 2006 (Q1 2006: €14.1 million) and increased by 32% compared with the second quarter of 2005 (Q2 2005: €10.6 million). The effective tax rate for the quarter was 26.9% (Q1 2006: 31.1%; Q2 2005: 32.4%). The reduction in the tax rate compared with the first quarter was caused by the one off tax effect of the gross up of intangible assets recorded for the acquisitions of Datafactory, Drivetech and Applied Generics (see note on accounting policies to the financial statements for further details) together with the recognition of tax losses relating to TomTom WORK.

Cash flow
In the second quarter cash flow was strong and we generated €65 million of cash from operations. This was mainly driven by flat working capital in combination with a strong operating profit of €64 million.

Balance sheet
Our balance sheet is strong and we ended the quarter with €281 million of cash.

For an explanation of the increase in intangible assets and in the deferred tax liability see note on accounting policies to the financial statements.

As a result of strong sales at the end of the quarter our trade receivables increased significantly. Inventories decreased sequentially from €77 million to €50 million.

The tax and social securities accrual in the second quarter increased because of higher income tax and VAT accruals.

At the end of the quarter, we had shareholder's equity of €385 million, up from €342 million at the start of the quarter.

Contacts

Investor relations and financial press
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

Audio web cast Q2 2006 results
The information for our second quarter results audio web cast is as follows:
Time: Tuesday 25 July 2006 at 14:30 CET
Place: www.tomtom.com/investor

TomTom is listed on the Amsterdam Stock Exchange
ISIN: NL 0000387058
Symbol: TOM2

About TomTom
TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and TomTom MOBILE navigation software for smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.

Consolidated income statements

(unaudited) **(in € thousands)**	**Q2 2006**	**Q2 2005**	**H1 2006**	**H1 2005**
Revenue	277,127	114,845	533,007	181,002
Cost of sales	159,248	66,906	326,424	101,934
Gross profit	**117,879**	**47,939**	**206,583**	**79,068**
Operating expenses				
Research & development	9,236	2,151	14,802	3,681
Marketing	25,775	12,099	40,723	17,197
Selling, general and administrative	14,245	6,239	27,436	11,880
Stock compensation expenses	4,915	421	9,686	842
Total operating expenses	**54,171**	**20,910**	**92,647**	**33,600**
Operating profit	**63,708**	**27,029**	**113,936**	**45,468**
Net financial (expenses) and income	-11,905	5,666	-16,731	7,407
Profit before taxation	**51,803**	**32,695**	**97,205**	**52,875**
Taxation	13,960	10,608	28,097	17,029
Net profit	**37,843**	**22,087**	**69,108**	**35,846**
Average number of shares outstanding				
Basic (in 000s)	109,900	102,427	109,093	101,214
Diluted (in 000s)	**117,342**	**111,650**	**117,008**	**110,437**
Earnings per share, basic (in €)	0.34	0.22	0.63	0.35
Earnings per share, diluted (in €)	**0.32**	**0.20**	**0.59**	**0.32**

Consolidated balance sheets

(unaudited) (in € thousands)	30 June 2006	31 Dec 2005
Non-current assets		
Intangible assets	42,628	15,845
Property, plant and equipment	7,250	5,168
Total non-current assets	**49,878**	**21,013**
Current Assets		
Inventories	49,996	103,183
Trade receivables	216,292	150,985
Other receivables and prepayments	15,643	6,391
Financial instruments	1,470	3,651
Cash and cash equivalents	281,282	178,377
Total current assets	**564,683**	**442,587**
Total assets	**614,561**	**463,600**
Equity and liabilities		
Shareholders' equity		
Share capital	22,119	21,456
Share Premium	114,648	115,091
Legal reserves	2,026	1,740
Cumulative translation reserve	28	73
Stock compensation reserve	21,040	11,589
Retained earnings	225,216	156,394
Total equity	**385,077**	**306,343**
Provisions	**26,738**	**20,981**
Long term liabilities		
Deferred tax liability	14,002	1,057
Total long term liabilities	**14,002**	**1,057**
Current liabilities		
Trade payables	51,834	55,390
Tax and social security	68,891	16,147
Other accruals	28,366	42,618
Other liabilities	39,653	21,064
Total current liabilities	**188,744**	**135,219**
Total equity and liabilities	**614,561**	**463,600**

Consolidated statement of changes in stockholders' equity

(unaudited) (in € thousands)	Share capital	Share premium	Legal reserves	Cumul. transl. adjust.	Stock compens. reserve	Retained earnings	Total
Balance 1 Jan 2006	**21,456**	**115,091**	**1,740**	**73**	**11,589**	**156,394**	**306,343**
Translation differences				-45			**-45**
Profit for the year						69,108	**69,108**
Transfer to legal reserves			286			-286	**0**
Transfer to stock compensation reserve					9,685		**9,685**
Issue of Share Capital	663	-443			-234		**-14**
Balance 30 June 2006	**22,119**	**114,648**	**2,026**	**28**	**21,040**	**225,216**	**385,077**

Consolidated statements of cash flows

(unaudited) (in € thousands)	Q2 2006	Q2 2005	H1 2006	H1 2005
Cash flow from operating activities				
Operating profit	63,708	27,029	113,936	45,468
Foreign exchange results	-9,708	1,549	-11,950	1,806
Adjustments for non-cash items:				
Depreciation and amortization	5,696	449	8,603	903
Additions to provisions and other liabilities	2,513	878	5,776	1,039
Additions to stock compensation reserve (net)	4,761	420	9,451	842
Changes in working capital:				
Decrease / (increase) in inventories	27,107	-20,011	53,188	-14,797
(Increase) in receivables	-47,104	-32,048	-71,515	-28,042
Increase in current liabilities (excl. income tax)	18,295	41,516	31,356	24,309
Cash generated from operations	**65,268**	**19,782**	**138,845**	**31,528**
Interest received	1,820	474	3,180	684
Corporate income taxes	-7,309	-2,950	-17,590	670
Net cash flow from operating activities	**59,779**	**17,306**	**124,435**	**32,882**
Investments in intangible assets	-1,443	-271	-17,635	-461
Investments in property, plant and equipment	-2,302	-925	-4,115	-1,302
Total cash flow used in investing activities	**-3,745**	**-1,196**	**-21,750**	**-1,763**
Proceeds on issue of shares	116	116,618	220	116,618
Total cash flow from financing activities	**116**	**116,618**	**220**	**116,618**
Net increase in cash and cash equivalents	**56,150**	**132,728**	**102,905**	**147,737**
Cash and Cash equivalents at beginning of period	225,132	55,176	178,377	40,167
Cash and Cash equivalents at end of period	**281,282**	**187,904**	**281,282**	**187,904**

Accounting policies

Basis of accounting

The condensed consolidated financial statements for the six-month period ended 30 June 2006 with related comparative information have been prepared using International Financial Reporting Standards (IFRS). Accounting policies and methods of computation followed in the interim financial statements, for the period ended 30 June 2006, are the same as those followed in the Financial Statements for the year ended 31 December 2005. Further disclosures as required under IFRS for a complete set of consolidated financial statements are not included in the condensed consolidated financial statements.

Business combinations

Investments in affiliated companies are included in the balance sheet based on net asset value. The costs of the acquisitions are allocated to assets and liabilities (purchase price allocation). Acquired technology from acquisitions is amortised using the straight-line method over the estimated economic lives. The part of the purchase price that cannot be allocated to assets and liabilities is allocated to goodwill.

Increased insight into the commercial tax implications of acquisitions made in 2005 and 2006 resulted in a gross up of intangible assets and the recognition of a deferred tax liability of € 13.3 million (net). This non-cash event has no impact on net profit. For the second quarter this has resulted in a higher amortization charge in R&D of € 1.5 million offset in full by a lower tax charge.

Segment reporting

The Company offers PNDs and navigation solutions for PDAs and smartphones. The Company generates sales across different geographical regions.

(unaudited) **(in € thousands)**	**Q2 2006**	**Q2 2005**	**H1 2006**	**H1 2005**
Revenues per Region				
Europe	247,575	110,156	482,648	174,922
North America	27,200	4,042	43,635	5,433
Rest of world	2.352	647	6,724	647
Total	**277,127**	**114,845**	**533,007**	**181,002**

This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and the industry in which it operates. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to: the level of consumer acceptance of existing and new and upgraded products and services; the growth of overall market demand for the Company's products or for personal navigation products generally; the Company's ability to sustain and effectively manage its recent rapid growth; and the Company's relationship with third party suppliers, and its ability to accurately forecast the volume and timing of sales. Additional factors could cause future results to differ materially from those in the forward-looking statements.